N E W S R E L E A S E

        October 31, 2006

NEVSUN COMPLETES CDN$30,000,000 “BOUGHT DEAL” FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) is pleased to announce that it has completed its “bought deal” private placement financing as announced on October 18, 2006.  The financing was conducted through a syndicate of underwriters comprised of Haywood Securities Inc. and Canaccord Capital Corporation (the “Underwriters”).  The Underwriters exercised the over-allotment option in full and Nevsun issued 10,000,000 Units at Cdn$3.00 per Unit to raise gross proceeds of Cdn$30,000,000. Each Unit consists of one common share and one-half of one transferable share purchase warrant, each whole warrant exercisable for 36 months at a price of Cdn$4.00 per share.  The warrants will not be listed on any stock exchange. If the volume weighted average closing price of Nevsun’s common shares on the TSX exceed Cdn$5.00 for ten consecutive trading days, Nevsun may give notice to the holders of the warrants that the warrants will expire if not exercised within 30 days.

The securities being offered have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent such registration or an applicable exemption from such registration requirements. This release does not constitute an offer for sale of securities in the United States.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu06-29.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

October 31, 2006

Item 3

News Release

The news release was issued on October 31, 2006 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) is pleased to announce that it has completed its “bought deal” private placement financing as announced on October 18, 2006.  The financing was conducted through a syndicate of underwriters comprised of Haywood Securities Inc. and Canaccord Capital Corporation (the “Underwriters”).  The Underwriters exercised the over-allotment option in full and Nevsun issued 10,000,000 Units at Cdn$3.00 per Unit to raise gross proceeds of Cdn$30,000,000.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

October 31, 2006

N E W S R E L E A S E

        October 31, 2006

NEVSUN COMPLETES CDN$30,000,000 “BOUGHT DEAL” FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) is pleased to announce that it has completed its “bought deal” private placement financing as announced on October 18, 2006.  The financing was conducted through a syndicate of underwriters comprised of Haywood Securities Inc. and Canaccord Capital Corporation (the “Underwriters”).  The Underwriters exercised the over-allotment option in full and Nevsun issued 10,000,000 Units at Cdn$3.00 per Unit to raise gross proceeds of Cdn$30,000,000. Each Unit consists of one common share and one-half of one transferable share purchase warrant, each whole warrant exercisable for 36 months at a price of Cdn$4.00 per share.  The warrants will not be listed on any stock exchange. If the volume weighted average closing price of Nevsun’s common shares on the TSX exceed Cdn$5.00 for ten consecutive trading days, Nevsun may give notice to the holders of the warrants that the warrants will expire if not exercised within 30 days.

The securities being offered have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent such registration or an applicable exemption from such registration requirements. This release does not constitute an offer for sale of securities in the United States.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu06-29.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com